
September 24, 2012

Via E-mail
Michael V. Shustek
MVP REIT, Inc.
8880 west Sunset Road, Suite 220
Las Vegas, Nevada 89148

> **Re: MVP REIT, Inc.**
> **Sales Literature**
> **Submitted September 20, 2012 & September 21, 2012**
> **File No. 333-180741**

Dear Mr. Shustek:

We have reviewed your sales literature submitted September 20, 2012 and September 21, 2012 and have the following comments.

Please respond to this letter by amending your sales literature and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Revised Sales Literature Submitted September 20, 2012

"Real Estate – A Potential Hedge Against Inflation" Flyer

1.   Please include a discussion of your summary risk factors.

Website

2.   We note your response to comment 9 in our letter dated September 20, 2012. You continue to discuss "capital protection" as an advantage of your product elsewhere in the website. Please revise or advise.

Sales Literature Submitted September 21, 2012

Radio Advertisements

3.   Please provide us with a detailed analysis of how the scripts for your proposed radio advertisements comply with Rule 134 of the Securities Act of 1933. We may have further comment.

Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or the undersigned at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Hillel T. Cohn